Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Anna Abramson
Mitchell Austin

Re:	Palo Alto Networks, Inc.
Form 10-K for Fiscal Year Ended July 31, 2021
File No. 001-35594

Ladies and Gentlemen:

On behalf of Palo Alto Networks, Inc. (the “Company”), this letter is to confirm that the Company has received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2021, relating to the above referenced filing. The Company is in the process of preparing a response and requires additional time to review the proposed response internally and with its outside counsel. We respectfully advise the Staff that we anticipate providing the Company’s response to your letter on or before October 8, 2021.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jose F. Macias

Jose F. Macias

cc:	Bruce Byrd, Palo Alto Networks, Inc.
Kevin Espinola, Palo Alto Networks, Inc.

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